[LETTERHEAD OF HAHN & HESSEN LLP]

James Kardon	Direct Dial: 212-478-7250
Member of the Firm	Email: jkardon@hahnhessen.com

September 7, 2006

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:          Lightspace Corporation

                Registration Statement on Form S-1

                SEC File No. 333-131857

Ladies and Gentlemen:

We are counsel to Lightspace Corporation (“Lightspace” or the “Company”) in connection with its proposed registration of Units for sale by the Company to the public.  In furtherance of the foregoing and on behalf of the Company, we hereby transmit Lightspace’s fourth amended Registration Statement on Form S-1 (File No. 333-131857) (the “Registration Statement”).  Capitalized terms used in this letter shall have the meanings given to them in the Registration Statement.

This Registration Statement responds to the comments set forth in the Staff’s letter (the “Staff’s Letter”), dated August 18, 2006.  The Staff’s Letter was prepared in connection with the Staff’s review of the Registration Statement, originally filed on February 14, 2006, as amended.  For ease of reference, we have set forth below, in boldface, each comment in the Staff’s Letter followed by our response to that comment, in normal typeface.

Cover Page

1.                                      You must disclose the price of the offering, not an estimated price.  Please revise accordingly.

All references to the price being estimated have been removed.

Use of Proceeds, page 16

2.                                      Please tell us why this section does not discuss your obligation to repay the note to the affiliate of your former CEO, Immersive Promotions.

The Company is obligated to use its best efforts to repay its remaining obligation to Immersive Promotions by December 31, 2006.  The Company does not interpret this obligation as requiring repayment of the obligation under circumstances that would leave it with insufficient capital to meet its long-term requirements.  Therefore, the Company does not intend to repay the obligation to Immersive Promotions unless and until it generates sufficient revenues to make such payment, and will not make the payment to Immersive Promotions from the proceeds of the Offering.

Business, page 31

3.                                      Refer to prior comment 13 and your response.  Tell us where you have disclosed the information in the first sentence of your response.

We have added disclosure under the heading “Revenues” on pages 25 and 27, discussing the fact that sales to 10% customers have been one-time events and that the loss of these customers would not materially impact the Company’s operations or prospects.

Lang Note, page 41

4.                                      Refer to prior comment 5 and your response.  Tell us the basis for your one-year time frame limit for disclosure purposes.

The one year period during which the Company does not expect to meet the conditions for payment of the Lang note was selected because the Registration Statement discloses that it was anticipated that the proceeds from the Offering, when combined with revenues from the sale of products, will be sufficient to meet the Company’s needs for the next six to 12 months.  We have revised the disclosure to state that the Company cannot predict, when, if ever, the conditions precedent to payment of the Lang Note will be met, and to clarify that the nature of the conditions themselves (completion of a large equity financing or consecutive quarters of significant positive EBITDA) ensures that the Lang Note will not be paid from the proceeds of the Offering.

Liquidity, page 27

5.             Please disclose the effect of not paying the principal on the Senior Notes when due.

The Senior Notes have been amended to provide for a due date of September 29.  We intend to revise the related disclosure to state that the holders of Senior Notes did not exercise their rights prior to such amendment.

Employment Agreements, page 36

6.                                      Please tell us the composition of the board that requested Mr. Lang to accept a salary decrease.  Also tell us the compensation arrangements with your new CEO relative to the decrease rejected by Mr. Lang.

At the time of the discussion regarding reducing the CEO’s salary, the board consisted of Ken Lang and Gary Florindo.  Mr. Lang recused himself from the discussion and vote related to his salary.  The board requested that Mr. Lang reduce his salary from $250,000 to $150,000.  Mr. Florindo currently earns a salary of $125,000.  We have disclosed Mr. Florindo’s salary as a footnote to the compensation table.

Management Compensation, page 37

7.                                      Please expand your response to the first sentence of prior comment 14 to clarify why it justifies different disclosure in the two tables.

We have revised the option grant table to include discussion of the warrants granted to Mr. Lang in connection with his issuing a personal guarantee for indebtedness incurred by the Company.  We included a footnote discussing the fact that these warrants were not issued to Mr. Lang in his capacity as an officer, director or employee of the Company.

Certain Relationships and Related Transactions, page 38

8.                                      We reissue prior comments 15 and 16.  Please note that instruction 2 to Regulation S-K Item 404 requires that disclosure in a Securities Act registration statement include information for the periods specified in Item 404 and for the two fiscal years preceding your last fiscal year.

We have expanded the disclosure in this section to include all of the securities transactions with affiliates contained in Item 15.

9.                                      Please provide to us a detailed explanation reconciling each transaction in your Item 15 disclosure involving an affiliate with its counterpart disclosure in this section.  Separately identify transactions you believe fall outside the required disclosure period.

Below is a reconciliation of each transaction discussed in Item 15 with the disclosure provided under “Certain Relationships and Related Transactions” in the Prospectus, organized by the type of security involved:

Common Stock and Warrants

The issuance of common stock to Pankaj Tandon described in the second and eighth paragraphs under “Convertible and Equity Securities” in Item 15 is discussed under “Issuance of Common Stock” on page 43 of the Prospectus.  The issuance of warrants to purchase common stock to A. Kennedy Lang, Mr. Tandon and certain unaffiliated investors described in the sixth, seventh, ninth and tenth paragraphs under “Convertible and Equity Securities” in Item 15 is discussed in the first four paragraphs under “Warrant Exchange” on page 45 of the Prospectus.  The issuance of common stock and warrants to purchase common stock in the Exchange described in the penultimate paragraph under “Convertible and Equity Securities” in Item 15 is discussed under “Exchange Agreement” beginning on page 43 of the Prospectus.  The issuance of Units, common stock and warrants to purchase common stock in the Bridge Note Conversion discussed in the last paragraph under “Convertible and Equity Securities” is discussed under “Bridge Notes” on page 46 of the Prospectus.

Series A Preferred Stock

The sale of Series A Preferred Stock to Mr. Tandon described in the third and fifth paragraphs under “Convertible and Equity Securities in Item 15 is discussed under “Preferred Conversion” on page 45 of the Prospectus.  The issuance of warrants to purchase Series A Preferred Stock to Mr. Lang and Mr. Tandon described in the fourth paragraph under “Convertible and Equity Securities” in Item 15 is discussed under “Debt Conversion” on page 44 of the Prospectus.

Convertible Notes

The convertible notes described in the fourth through sixth paragraphs under “Convertible and Equity Securities” in Item 15 are discussed under “Issuance of Debt Securities” and “Debt Conversion” on pages 43 and 44, respectively, of the Prospectus.

Demand Notes

The demand notes described in the first eight paragraphs under “Debt Securities” in Item 15, other than the note issued to Prime in the eighth paragraph, are discussed under “Issuance of Debt Securities” and “Debt Conversion” on pages 43 and 44, respectively, of the Prospectus.

Bridge Notes

The Bridge Notes, including the note issued to Prime, are discussed in the eighth through 11th paragraphs under “Debt Securities” in Item 15 and under “Bridge Notes” on page 46 of the Prospectus.

Senior Notes

The Senior Notes are discussed in the tenth and 12th paragraphs under “Debt Securities” in Item 15 and under “Senior Notes” on page 47 of the Prospectus.

Lang Note

The contingent note issued to Mr. Lang in the Exchange is discussed in the 13th paragraph under “Debt Securities” and under “Exchange Agreement,” “Debt Conversion” and “Lang Note” on pages 43, 44 and 46, respectively, of the Prospectus.

The other securities issuances described in Item 15 were either to unaffiliated parties or did not rise to the dollar threshold requiring disclosure pursuant to Item 404(a) of Regulation S-K.

10.                               Refer to prior comment 17.  Please tell us which filed exhibit underlies each transaction described in this section.

Notes (Exhibits 4.3-4.5, 4.7, 4.9,4.10)

The notes described as convertible notes or convertible Existing Notes under “Issuance of Debt” and “Exchange Agreement” were issued substantially in the Form of Convertible Existing Note filed as Exhibit 4.7.  The notes described as unsecured demand notes were issued in substantially the Form of Unsecured Demand Existing Note filed as Exhibit 4.9 and the notes described as secured demand notes were issued substantially in the Form of Secured Demand Existing Note filed as Exhibit 4.10.

The Bridge Notes and Senior Notes were issued in the forms filed as Exhibits 4.3 and 4.5, respectively.  Both the Bridge Notes and the Senior Notes are secured pursuant to the terms of the Security Agreement filed as Exhibit 4.4.

Exchange

The Exchange was governed by the Exchange Agreement filed as Exhibit 10.2.

Immersive Productions

The sale of interactive tiles to Immersive Productions was made pursuant to the Proposal for Transaction with Immersive Promotions filed as Exhibit 10.10.  There was no documentation related to the unwinding of the transaction and the amount due Immersive was included in the accounts payable on the Company’s books and records.

Lang Severance and Lang Note

Mr. Lang’s separation from the company and the issuance of the Lang Note were governed by the Severance Agreement filed as Exhibit 10.9.  The Lang Note is an exhibit to Exhibit 10.9.

Principal Stockholders, page 42

11.                               Please provide us a table which identifies each securities transaction, including exchange transactions, with AIGH in the last six months, and demonstrate how AIGH’s participation in this offering will be consistent with Section 16 of the Exchange Act.

We do not believe that Section 16 applies to AIGH or the Company.  The Company is not yet registered under Section 12, nor is it required to register.  To date, AIGH has not sold any of our securities that it has purchased, so there are no profits that could be subject to disgorgement.

12.                               Please disclose the effect on the information in the table of AIGH’s contemplated participation in this offering.

We have added disclosure in a footnote to the beneficial owners table giving numerical and percentage beneficial ownership for AIGH if it purchases 150,000 Units as part of the minimum offering.  We also made a conforming change to the risk factor beginning “The majority of our common stock….”

Description of Securities, page 43

13.                               Provide an explanation of the cashless exercise feature.  Use of illustrative examples may be appropriate.

We have provided an explanation of the cashless exercise feature.  We have not provided illustrative examples since the examples would require projecting higher values for the common stock, and the Company has no basis to project such higher values.

14.                               In view of the structure of the Unit and the cashless exercise feature, tell us why you have not included a tax consequences discussion and filed a tax opinion under Regulation S-K Item 601(b)(8).

We do not believe the tax consequences of the cashless exercise feature are material, since the exercise of a Unit Warrant is not, by itself, a taxable event, and the determination of the basis assigned to the Unit Warrants will not, taking all things into account, have a material effect on the taxes paid by an investor who profits from the sale of the Unit Warrants.  The tax associated with sale of shares received on cashless exercise of a Unit Warrant will depend on the taxable basis assigned to such Unit Warrant.  I understand that, according to the Internal Revenue Service (the “IRS”), the basis of the Unit Warrant would be the fair market value of the Unit Warrant, which may be the trading price of the Unit Warrant on the date it opens for trading; however, other methods of valuation (such as valuation by an independent expert or Black-Scholes) may also be acceptable or, in view of the likely illiquidity (and related volatility) of any trading market that may develop for the Unit Warrants, preferable to the IRS.  The Company will be unable to determine on the date of the Prospectus the fair market value, if any, for any of the Unit Warrants since (i) trading will not commence until closing, (ii) the Company cannot project that a trading market independent of the Units will develop for any or all of the Unit Warrants and (iii) because of the likely illiquidity of any market that develops and the related possibility that the aggregate tax basis for the Unit Warrants and common stock (in the event the securities comprising each Unit trade at prices that aggregate in excess of $6.40) could exceed the tax basis for the Units (which must be $6.40 per Unit in the Offering), which is not a meaningful result.  In any case, the method used to determine the basis of the Unit Warrants will not have a material effect on a purchaser of Units in the offering or a purchaser of Unit Warrants (whether as part of Units or separately) in the trading market since the basis of a Unit Warrant included in a Unit purchased pursuant to the Prospectus will be part of the aggregate basis of the Unit, and for tax purposes, an investor, in recognizing income, cannot deduct more than the aggregate basis.  A Unit Warrant purchased in the open market after trading commences will have a basis equal to its purchase price.

15.                               Please confirm your understanding that any securities offered or issued as contemplated by the second paragraph of recitals (exchange transactions) of the Warrant Agreement filed as Exhibit 3.1 are not registered pursuant to this registration statement.  Please tell us how you will ensure that securities that are not issued in your registered offering will not be resold without future compliance with the registration requirements or an applicable exemption from registration.

The securities issued pursuant to the Exchange and the Bridge Note Conversion are not included in the Registration Statement.  Certificates for such securities must be properly legended.  Furthermore, the entities who received securities pursuant to the Exchange and the Bridge Note Conversion have agreed to sign a lockup agreement as required by the underwriter for the Offering.  We have been informed that the underwriter will require a one-year lockup period, as reflected in Exhibit 10.5 filed with the first amendment to the Registration Statement on March 10, 2006.

Common Stock, page 43

16.                               Please outline briefly the provisions in your charter documents specifying the votes required by security holders to take action.  For example, we note the ninth provision of your certificate of incorporation filed with this amendment.

We have added disclosure to the description of our common stock discussing the special voting arrangements available in the event of a proposed compromise or arrangement between the Company and its creditors or stockholders.

Financial Statements — Page F-1

17.                               Consideration should be given on an ongoing basis to the updating requirements of Rule 3-12 of Regulation S-X.  An updated accountant’s consent should be included with any amendment to the filing.

We have updated our financial statements to reflect the quarter ended June 30, 2006, and included a recently dated consent from our accountants.

Note 17.  Related Party Transactions, page F-21

18.                               Please refer to prior comment 20. As previously requested, please tell us in greater detail how the sale and subsequent return of the tiles and other system components were recorded and valued.  Specifically show us the journal entries you made to records these transactions.  Cite your basis in GAAP for the accounting applied.

Lightspace entered into three sale transactions with Immersive:

a) February 25, 2005, sale of 106 interactive tiles at a sale price of $70,000 with cash received that day;

b) March 31, 2005, sale of 4 interactive tiles and a control station at a sale price of $40,000 with cash received that day.  The 106 tiles purchased on February 25, 2006 could not be used for their intended purpose without a control station.

c) April 16, 2005, sale of an additional 205 interactive tiles, with the sale price paid through a note of $109,718 transferred from Mr. Lang, our former CEO.

Attached are the cash entries and journal entries recorded on the books of Lightspace for the Immersive transactions. As you will note, only the balance sheet accounts were affected by the Immersive transactions. No profit and loss entries were ever recorded. From approximately March 2005 to September 2005, due to the lack of cash at Lightspace and available employees, only entries affecting cash were posted to the books of Lightspace. It was in the August/September period that Lightspace hired accounting consultants to make journal entries and close the books for March 2005 and periods up to and including September 2005.

As mentioned above, subsequent to April 2005, Lightspace and Immersive agreed to cancel the sales as Lightspace had customers and could not complete the sale to such customers due to the lack of inventory. The tiles that Immersive had purchased were unused, and Immersive did not have an immediate need for the tiles. In the August/September time frame, the accounting consultants and company management reviewed the transactions with Immersive and sales to third parties, and determined that the sale of the same tiles should not be recognized twice. Since the sales to customers other than Immersive were arms length, those are the sales that were recognized.

Lightspace has recorded revenue only after the system has been installed and operating to the customer’s satisfaction. This policy may change in the future to the recognition of revenue when the product ships, as Lightspace matures as a company and the volume of sales increases. Under our current policy, the March 2005 transactions with Immersive, if they had been recorded as sales, would probably have occurred in the June quarter of 2005.

Undertakings, page II-6

19.          Refer to prior comment 24.  Please correct typographical errors.

We have corrected the undertaking.

Exhibits

20.                               We reissue prior comment 29.  Exhibits A, B and C to the agreement as filed with this amendment are still in blank form.  Apply this comment generally to all exhibits to the registration statement, including those that refer within the text of the document to unfilled schedules, addenda, exhibits, etc.  For example, we note the missing exhibits mentioned in Exhibit 10.9.

We have filed the exhibits to Exhibits 10.8 and 10.9.  Please note that, although the form of manufacturing agreement used by the parties to negotiate Exhibit 10.9 refers to exhibits labeled A through F, only exhibits A and B thereto were actually agreed upon by the parties to the agreement.  Exhibits C through F were never drafted.  We are requesting confidential treatment for certain pricing information contained in Exhibit B to Exhibit 10.9.

Exhibit 1.4

21.                               It is inappropriate to require investors to certify that they have reviewed the prospectus.  Please revise accordingly.

We have filed an amended subscription notice that deletes the acknowledgement.

22.                               Please tell us why each of the numbered acknowledgements is necessary and where you have described the effect of those acknowledgements in your prospectus.

The amended subscription notice also deletes the numbered acknowledgements.

Very truly yours,

/s/ James Kardon

James Kardon

Lightspace
Recorded transactions with Immersive Promotions
August 31, 2006

		Accounts debit/(credit)

	Deferred	Accounts	Notes
Description	Date	Cash	Revenue	Payable	Payable
Beginning balance February 25, 2005		0	0	0	(109,718)

Cash receipt from Immersive	02/25/05	69,000	(69,000)
Cash receipt from Immersive	02/28/05	1,000	(1,000)
Cash receipt from Immersive	03/31/05	39,996	(39,996)

Subtotal		109,996	(109,996)	0	(109,718)
Cash payment to Immersive	06/14/05	(145,000)	145,000
Adjusting Journal entry	09/30/05		(35,004)		35,004
AJE establish accounts payable	09/30/05			(72,385)	72,385
AJE to adjust accounts	09/30/05				2,333
Rounding					(4)
Balance September 30, 2005		(35,004)	0	(72,385)	0
Partial payment against accounts payable	04/17/06	(20,000)		20,000

Balance August 31, 2006		(55,004)	0	(52,385)	0